SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         May 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

25 May 2005

Company Announcements Office
Australian
Stock Exchange Ltd
ASX Release

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

Dear Sir/Madam,

FURTHER EXTENSIONS TO THE SOROWAR GOLD DEPOSIT
CONFIRMED BY OUTSTANDING PHASE 3 DRILLING RESULTS

HIGHLIGHTS

Additional high-grade surface and near-surface oxide gold intersections outside of the previously designed pit have been discovered during the Phase 3 drilling programme at the Sorowar gold deposit. Results include;

•	Sorowar North-east Region

10m at 3.59g/t gold from 60m in RC 1104
10m at 9.47g/t gold from 29m in RC 1107
9m at 8.84g/t gold from surface in RC 1110
6m at 4.45g/t gold from 54m in RC 1111
25m at 3.14g/t gold from 1m in RC 1114
31m at 3.06g/t gold from surface in RC 1115
9m at 4.28g/t gold from 4m in RC 1118
9m at 3.67g/t gold from 21m and 32m at 2.82g/t gold from 42m in RC 1120
15m at 3.62g/t gold from 36m and 15m at 3.51g/t gold from 54m in RC1121
8m at 4.65g/t gold from 52m in RC 1133

•	Sorowar North-west Region

18m at 2.91g/t gold from 22m in RC 988 12m at 2.36g/t gold from surface in RC 990 17m at 7.04g/t gold from 32m in RC 1000 10m at 3.16g/t gold from 88m in RC 1102

•	Sorowar West Region

42m at 6.44g/t gold from 64m in RC 1138

Phase 3 Drilling Programme

RC drilling designed to infill and test for mineralised extensions below and on the north-eastern, north-western and western flanks of the previously designed (2003 Feasibility Study) Sorowar oxide gold pit has now been completed and all assay results received.

Sixty eight drillholes for 5,657 metres were completed in the Phase 3 programme.

Sorowar North-east Region

Thirty two infill and extension drillholes were completed at distances of up to 100 metres to the north-east of the proposed pit boundary (refer to drillhole location plan attached).

The drilling programme was highly successful in confirming the presence of broad areas of disseminated oxide mineralisation >0.5g/t gold in 31 of the 32 drillholes completed. Of particular significance were numerous wide, high-grade surface and near surface oxide gold intersections which were recorded below and to the east of the proposed pit boundary.

In common with mineralised intercepts previously reported from the southern portion of the Sorowar deposit, this mineralisation is expected to underpin increased oxide gold resources and increased production of gold when confirmed by pit re-optimisation studies.

The most significant results from the Sorowar North-east Region are detailed below;

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1104	1,490	280	-60° /090°	0	100	100	0.73	Ox, Tr, Su
			incl.	0	1	1	3.08	Ox
			incl.	6	15	9	1.47	Ox
			incl.	19	26	7	1.45	Ox
			incl.	60	70	10	3.59	Ox
			incl.	79	80	1	1.94	Ox

RC1106	1,510	305	-60°/090°	0	60	60	0.75	Ox, Tr, Su
			incl.	9	23	14	2.79	Ox
			incl.	43	44	1	1.20	Su

RC1107	1,470	320	-60°/090°	0	70	70	1.57	Ox, Tr, Su
			incl.	0	4	4	0.98	Ox
			incl.	29	39	10	9.47	Ox
			incl.	44	46	2	2.99	Ox

RC1108	1,530	315	-60°/090°	0	80	80	0.50	Ox, Tr, Su
			incl.	8	23	15	1.28	Ox
			incl.	58	64	6	0.86	Ox
			incl.	69	70	1	1.24	Ox

RC1109	1,550	330	-60°/090°	0	88	88	0.24	Ox, Tr, Su
			incl.	38	44	6	2.05	Ox, Tr, Su

RC1110	1,590	330	-60°/090°	0	90	90	1.09	Ox, Tr, Su
			incl.	0	9	9	8.84	Ox
			incl.	13	22	9	1.37	Ox

RC1111	1,690	435	-60°/090°	0	100	100	0.38	Ox, Tr, Su

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

			incl.	54	60	6	4.45	Ox

RC1112	1,790	350	-60°/090°	0	100	100	1.29	Ox, Tr, Su
			incl.	0	1	1	1.72	Ox
			incl.	17	27	10	1.91	Ox
			incl.	32	80	48	2.16	Ox, Tr, Su

RC1113	1,750	375	-60°/090°	0	100	100	0.97	Ox, Tr
			incl.	0	11	11	2.70	Ox
			incl.	16	21	5	1.59	Ox
			incl.	39	62	23	1.01	Ox
			incl.	72	84	12	2.37	Ox, Tr

RC1114	1,710	410	-60°/090°	0	80	80	1.30	Ox, Tr
			incl.	1	26	25	3.14	Ox

RC1115	1,650	400	-60°/090°	0	120	120	1.33	Ox, Tr, Su
			incl.	0	31	31	3.06	Ox
			incl.	39	41	2	1.27	Ox
			incl.	49	83	34	1.63	Ox

RC1116	1,630	370	-60°/090°	0	60	60	0.76	Ox, Tr, Su
			incl.	45	60	15	2.54	Ox

RC1117	1,670	475	-60°/270°	0	80	80	0.46	Ox, Tr, Su
			incl.	14	23	9	1.79	Ox
			incl.	42	44	2	5.93	Ox

RC1118	1,670	525	-60°/270°	0	80	80	0.73	Ox, Tr, Su
			incl.	4	13	9	4.28	Ox
			incl.	20	27	7	1.20	Ox

RC1120	1,630	405	-60°/090°	0	100	100	1.71	Ox
			incl.	21	30	9	3.67	Ox
			incl.	42	74	32	2.82	Ox
			incl.	77	78	1	1.02	Ox
			incl.	81	100	19	1.90	Ox

RC1121	1,610	375	-60°/090°	0	80	80	1.70	Ox, Tr, Su
			incl.	16	27	11	0.94	Ox, Tr, Su
			incl.	36	51	15	3.62	Ox
			incl.	54	69	15	3.51	Ox
			incl.	76	80	4	2.80	Ox

RC1124	1,420	350	-60°/072°	0	70	70	0.53	Ox
			incl.	39	47	8	2.73	Ox
			incl.	63	70	7	1.05	Ox

RC1126	1,590	395	-60°/262°	0	70	70	0.71	Ox, Tr, Su
			incl.	44	61	17	2.36	Ox
			incl.	68	69	1	2.98	Ox

RC1127	1,610	405	-60°/090°	0	80	80	0.50	Ox, Tr, Su
			incl.	7	11	4	1.13	Ox
			incl.	14	18	4	1.89	Ox
			incl.	68	69	1	2.24	Tr
			incl.	72	78	6	1.62	Tr, Su

RC1128	1,590	445	-60°/090°	0	80	80	0.71	Ox, Tr, Su
			incl.	0	5	5	0.91	Ox
			incl.	10	11	1	3.50	Ox
			incl.	18	22	4	3.27	Ox
			incl.	28	32	4	1.65	Ox
			incl.	38	49	11	1.26	Ox
			incl.	55	60	5	1.41	Ox, Tr

RC1129	1,590	500	-60°/090°	0	110	110	0.91	Ox, Tr, Su
			incl.	0	28	28	1.66	Ox
			incl.	37	60	23	1.48	Ox
			incl.	86	88	2	1.02	Ox, Tr
			incl.	102	110	8	1.37	Ox, Tr

SOROWAR NORTH-EAST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1132	1,570	475	-90°/090°	0	70	70	0.71	Ox, Tr, Su
			incl.	10	18	8	2.41	Ox
			incl.	30	36	6	1.07	Ox
			incl.	50	51	1	2.14	Tr
			incl.	54	57	3	1.52	Ox
			incl.	65	68	3	1.64	Ox

RC1133	1,550	430	-60°/090°	0	60	60	0.79	Ox, Tr, Su
			incl.	52	60	8	4.65	Ox

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:

Ox = oxide material – extremely weathered (cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (cyanide recovery <50%)

Sorowar North-west Region

Thirty infill and extension drillholes were completed in the north-west part of the proposed pit (refer to drillhole location plan attached).

This programme was designed to test for the presence of oxide gold mineralisation below and in the vicinity of the irregular western margin of the previously designed pit. As for the North-east Region, this programme was highly successful in confirming the presence of broad areas of disseminated oxide mineralisation with each of the 30 drillholes returning values >0.5g/t gold.

It is expected that forthcoming pit re-optimisation studies will result in significant extensions to the area and depth of the final pit as a result of this drilling programme.

The most significant results from the Sorowar North-west Region are detailed below;

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC973	1,753	119	-60° /090°	0	78	78	0.57	Ox, Tr, Su
			incl.	13	22	9	2.26	Ox
			incl.	32	37	5	1.06	Ox

RC974	1,750	88	-60°/090°	0	60	60	0.81	Ox
			incl.	22	59	37	1.22	Ox
			incl.	36	48	12	2.09	Ox

RC975	1,737	105	-60°/090°	0	60	60	0.42	Ox
			incl.	16	34	18	0.93	Ox

RC976	1,733	128	-60°/090°	0	60	60	0.84	Ox, Tr, Su
			incl.	13	23	10	2.26	Ox
			incl.	33	50	17	1.31	Ox

RC977	1,769	106	-60°/090°	0	60	60	0.65	Ox
			incl.	12	29	17	1.94	Ox

RC978	1,789	128	-60°/090°	0	60	60	0.12	Ox

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

			incl.	10	14	4	1.00	Ox

RC979	1,799	143	-60°/090°	0	40	40	0.85	Ox
			incl.	1	15	14	1.44	Ox
			incl.	23	27	4	2.55	Ox

RC980	1,819	173	-60° /090°	0	111	111	0.36	Ox, Tr, Su
			incl.	1	4	3	2.52	Ox
			incl.	7	9	2	1.42	Ox
			incl.	103	111	8	2.09	Ox, Tr, Su

RC981	1,855	231	-60°/090°	0	110	110	0.37	Ox, Tr, Su
			incl.	0	22	22	1.55	Ox, Tr

RC982	1,811	219	-60°/090°	0	91	91	0.33	Ox, Tr, Su
			incl.	30	35	5	1.38	Ox
			incl.	63	69	6	1.21	Su

RC983	1,810	199	-60°/090°	0	120	120	0.41	Ox, Tr, Su
			incl.	80	94	14	2.24	Ox, Tr, Su

RC985	1,713	143	-60°/090°	0	80	80	0.41	Ox, Tr, Su
			incl.	0	17	17	1.63	Ox

RC986	1,791	180	-60°/090°	0	90	90	0.43	Ox, Tr, Su
			incl.	1	12	11	2.21	Ox
			incl.	88	89	1	1.32	Ox

RC987	1,760	286	-60° /090°	0	80	80	0.35	Ox, Tr, Su
			incl.	10	19	9	1.52	Ox

RC988	1,776	245	-60°/090°	0	68	68	1.01	Ox, Tr, Su
			incl.	0	4	4	2.14	Ox
			incl.	22	40	18	2.91	Ox, Tr, Su

RC989	1,779	224	-60°/090°	0	100	100	0.70	Ox, Tr, Su
			incl.	37	68	31	1.89	Ox, Tr, Su

RC990	1,770	165	-60°/090°	0	60	60	0.58	Ox, Tr, Su
			incl.	0	12	12	2.36	Ox

RC991	1,579	164	-60°/090°	0	100	100	0.43	Ox, Tr, Su
			incl.	0	5	5	1.35	Ox
			incl.	47	48	1	0.96	Ox
			incl.	59	62	3	1.12	Ox
			incl.	89	100	11	1.57	Ox

RC992	1,652	175	-60°/090°	0	90	90	0.35	Ox, Tr, Su
			incl.	73	88	15	1.73	Ox, Tr

RC993	1,672	171	-60° /090°	0	105	105	0.30	Ox, Tr, Su
			incl.	79	96	17	1.27	Ox, Tr, Su
			incl.	99	100	1	1.68	Tr

RC995	1,725	175	-60°/090°	0	100	100	0.26	Ox, Tr, Su
			incl.	0	2	2	1.70	Ox
			incl.	65	67	2	1.00	Su
			incl.	84	87	3	1.03	Tr
			incl.	94	100	6	1.18	Ox, Tr, Su

RC996	1,750	177	-60°/090°	0	60	60	0.27	Ox, Tr, Su
			incl.	0	4	4	1.58	Ox
			incl.	55	60	5	1.01	Ox

RC997	1,764	197	-60°/090°	0	79	79	0.26	Ox, Tr, Su
			incl.	0	5	5	1.08	Ox

RC998	1,687	175	-60°/090°	0	100	100	0.33	Ox, Tr, Su
			incl.	0	5	5	0.90	Ox

SOROWAR NORTH-WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

			incl.	79	89	10	1.98	Ox

RC999	1,761	220	-60°/090°	0	70	70	0.58	Ox, Tr, Su
			incl.	0	2	2	1.02	Ox
			incl.	30	63	33	1.01	Ox

RC1000	1,729	208	-60° /090°	0	60	60	2.41	Ox, Tr, Su
			incl.	0	9	9	1.18	Ox
			incl.	32	49	17	7.04	Ox
			incl.	55	60	5	1.50	Ox

RC1102	1,631	194	-60°/090°	0	150	150	0.72	Ox, Tr, Su
			incl.	39	52	13	1.96	Ox, Tr
			incl.	88	98	10	3.16	Ox
			incl.	102	118	16	1.30	Ox, Tr, Su
			incl.	125	131	6	1.88	Tr, Su

RC1103	1,550	200	-60°/090°	0	70	70	0.47	Ox, Tr, Su
			incl.	3	8	5	1.16	Ox
			incl.	57	70	13	1.75	Ox

Sorowar West Region

Six holes were drilled up to 100 metres to the west of the proposed pit boundary to further interrogate the tenor and extent of a strongly mineralised structure (with subordinate parallel mineralised structures) which was discovered during the Phase 2 drilling programme (refer to drillhole location plan attached).

This west dipping structure is characterised by a deep weathered/oxidised profile and returned significant intersections from Phase 2, viz;

37m at 3.15g/t gold from 65m in RC 945
45m at 1.36g/t gold from 21m in RC 946
16m at 1.32g/t gold from 49m and 12m at 2.41g/t gold from 77m in RC 950
11m at 1.56g/t gold from 35m, 17m at 1.18g/t gold from 50m and
35m at 3.05g/t gold from 85m in RC 951
35m at 1.86g/t gold from 36m and 9m at 2.33g/t gold from 81m in RC 952
27m at 3.46g/t gold from 33m in RC 965

Each of the drillholes completed in the Phase 3 programme intersected the mineralised structure with best result of 42m at 6.44g/t gold from 64 metres depth in RC 1138. This high grade zone is illustrated in Cross-section 1,370mN (attached).

A further 4 RC drillholes are planned during the current quarter to further test the tenor and extent of this open-ended structure.

The most significant results from the Sorowar West Region are detailed below;

SOROWAR WEST REGION

Drillhole	Northing (mN) local grid	Easting (mN) local grid	Dip/Azimuth (°) local grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type

RC1136	1,410	110	-60° /090°	0	110	110	0.49	Ox, Tr, Su
			incl.	52	87	35	1.08	Ox
			incl.	92	93	1	1.40	Ox

RC1137	1,321	95	-60°/090°	0	100	100	0.36	Ox, Tr, Su
			incl.	10	18	8	1.97	Ox, Tr, Su
			incl.	57	62	5	0.78	Ox

RC1138	1,375	86	-60°/090°	0	106	106	2.70	Ox, Tr, Su
			incl.	64	106	42	6.44	Ox, Tr

RC1139	1,343	64	-60° /090°	0	120	120	0.30	Ox, Tr, Su
			incl.	38	48	10	1.42	Ox, Tr

RC1140	1,391	81	-60°/090°	0	130	130	0.49	Ox, Tr, Su
			incl.	61	80	19	1.56	Tr
			incl.	84	85	1	0.98	Su
			incl.	111	123	12	0.84	Su

RC1141	1,437	75	-60°/090°	0	116	116	0.44	Ox, Tr, Su
			incl.	15	23	8	0.81	Ox, Su
			incl.	33	50	17	1.31	Ox, Tr, Su
			incl.	55	56	1	1.30	Su

Ongoing Exploration Programmes

Now that the final results from the Phase 3 drilling programme have been received, the Company is able to push ahead with final resource estimation and reserve definition work for the Simberi Oxide Gold Project “Optimised Feasibility Study”, scheduled for completion in July 2005.

Although the Sorowar drilling database has been quarantined for the purpose of making the “Decision To Mine” and funding project development, exploration work will be ongoing.

Since completion of the Phase 3 drilling programme, three diamond drillholes have also been completed at Sorowar to provide additional metallurgical and geotechnical data for an extended pit design. The drilling rig is now available to commence deep diamond/RC exploration for sulphide mineralisation at Pigiput and Sorowar.

This drilling programme will test deeper geophysical targets which are prospective for sulphide gold mineralisation. The targets are located proximal to the surface and near-surface oxide mineralisation earmarked for mining at Pigiput and Sorowar in the Stage 1 oxide project.

Diamond drilling will commence on deep sulphide targets in the Pigiput area prior to relocation to Sorowar after results are received from induced polarisation (“IP”) surveys currently underway.

A total of 58 line kilometres of IP survey data has been scheduled for acquisition on Simberi and Tatau Islands, commencing at the Sorowar area.

Previously designed open-pit
from 2003 feasibility study
Sorowar North-west
Sorowar North-east
Sorowar West
RC981
RC980
RC979
RC978
RC983
RC982
RC977
RC990
RC986
RC989
RC988
RC974
RC973
RC999
RC996
RC975
RC976
RC995
RC985
RC1000
RC998
RC993
RC992
RC1102
RC991
RC1103
RC1112
RC1113
RC1114
RC1111
RC1117
RC1118
RC1115
RC1116
RC1120
RC1121
RC1127
RC1129
RC1110
RC1128
RC1132
RC1109
RC1133
RC1108
RC1106
RC1134
RC1107
RC1124
RC955
RC1141
RC1136
RC1140
RC950
RC1138
RC951
RC1139
RC952
RC946
RC1137
RC945
Cross Section 1370mN
Simberi Oxide Gold Project
Sorowar Deposit
Phase 3 drillholes
Scale
150m
Phase 3 drillholes completed
Previously reported Sorowar West drillholes
Proposed Sorowar West drillholes

Yours faithfully
ALLIED GOLD LIMITED

J.J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).